Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Skycorp Digital Limited	British Virgin Islands
GreeHash PTE. Ltd.	Singapore
GreenHash Limited	Hong Kong
Ningbo eZsolar Co., Ltd.	People’s Republic of China
Guagnzhou Skycorp Consulting Co., Ltd.	People’s Republic of China
Ningbo Skycorp Solar Co., Ltd.	People’s Republic of China
Ningbo Dcloud Information Technology Co., Ltd.	People’s Republic of China
Zhejiang Skycorp New Energy Co., Ltd.	People’s Republic of China
Zhejiang Pntech Technology Co., Ltd.	People’s Republic of China
Ningbo Pntech New Energy Co., Ltd.	People’s Republic of China